[redacted]

SECUR 06004402 MISSION

SEC MAIL PROCESSING RECEIVED FEB 1 5 2006 WASH, D.C. 192 SECTION

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SEC FILE NUMBER
8- 14394

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Trust Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1349 Calumet Avenue
(No. and Street)

Whiting (City) Indiana (State) 46394 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 473 - 5542
(Area Code - Telephone No.)

PROCESSED MAR 13 2006 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 3/11/06

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Trust Investment Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

THERESA L. HULSEY
NOTARY PUBLIC OF
LAKE COUNTY, IN
MY COMMISSION EXPIRES
2/26/2012
RESIDENT OF LAKE COUNTY, IN

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
American Trust Investment Services, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc. as of December 31, 2005 and December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

January 18, 2006

American Trust Investment Services, Inc.

Statement of Financial Condition

Assets		December 31, 2005		December 31, 2004
Cash and cash equivalents	$	100,044	$	63,409
Cash segregated for the exclusive benefit of customers		77		76
Marketable securities		171,632		175,267
Cash surrender value of life insurance		197,209		189,929
Accounts receivable		6,560		4,972
Income taxes receivable from parent company		-		12,147
Deposit with clearing organization		50,000		50,000
Property, net		18,544		13,164
Total Assets	$	544,066	$	508,964
Liabilities and Stockholder's Equity				
Liabilities				
Accounts payable and accrued expenses	$	15,087	$	10,928
Deferred income taxes		11,780		11,780
Total Liabilities		26,867		22,708
Stockholder's Equity				
Common stock, no par value, 100 shares authorized, issued and outstanding		25,000		25,000
Retained earnings		492,199		461,256
Total Stockholder's Equity		517,199		486,256
Total Liabilities and Stockholder's Equity	$	544,066	$	508,964

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Income

	For the Years Ended December 31, 2005	For the Years Ended December 31, 2004
Revenues		
Commissions	$ 371,886	$ 330,928
Trading losses	(2,104)	(642)
Interest income	19,632	18,862
Other income	4,292	6,157
	393,706	355,305
Operating Expenses		
Employee compensation and benefits	224,344	189,002
Data processing and clearing charges	67,245	70,437
Occupancy expenses	14,565	14,230
Administrative expenses	48,831	63,767
Legal and professional fees	9,790	1,560
	364,775	338,996
Net Income Before Income Taxes	28,931	16,309
Income Tax Expense (Benefit)	(2,012)	8,865
Net Income	$ 30,943	$ 7,444

The accompanying notes are an integral part of these financial statements

American Trust Investment Services, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Retained Earnings
Balance, January 1, 2003	$ 25,000	$ 453,812
Net Income		7,444
Balance, December 31, 2004	25,000	461,256
Net income		30,943
Balance, December 31, 2005	$ 25,000	$ 492,199

The accompanying notes are an integral part of the financial statements.

American Trust Investment Services, Inc.

Statement of Cash Flows

	For the Years Ended December 31, 2005	For the Years Ended December 31, 2004
Operating Activities		
Net income	$ 30,943	$ 7,444
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	4,429	4,526
Deferred income taxes	-	8,796
Loss on securities	84	642
Loss on property retirements	229	-
Changes in operating assets and liabilities:		
Accounts receivable	(1,588)	(1,332)
Other current assets	12,146	2,702
Accounts payable and accrued expenses	4,159	(1,749)
Net Cash Provided by Operating Activities	50,402	21,029
Investing Activities		
Purchase of property and equipment	(10,038)	(1,469)
Deposit with clearing organization	-	(50,000)
Purchases of securities	(102,915)	(104,521)
Proceeds on sale of securities	106,466	65,801
Increase in cash value of life insurance	(7,280)	(7,716)
Net Cash Used in Investing Activities	(13,767)	(97,905)
Increase (Decrease) in Cash and Cash Equivalents	36,635	(76,876)
Cash and Cash Equivalents at Beginning of Year	63,409	140,285
Cash and Cash Equivalents at End of Year	$ 100,044	$ 63,409

The accompanying notes are an integral part of these financial statements.

American Trust Investment Services, Inc.
Notes to Financial Statements
December 31, 2005

Note 1 - Significant Accounting Policies

Description of Business
American Trust Investment Services, Inc., a wholly owned subsidiary of American Trust & Savings Bank, is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Dain Rauscher, Inc.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Revenues are recognized based on the transaction date of customer investments regardless of when cash is received.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Marketable Securities
Marketable securities are valued at their quoted market value. The resulting differences between cost and market value are included in income. As a subsidiary of an Indiana state-chartered bank, the Company is not allowed by state banking regulations to have equity securities held in its proprietary trading/inventory account.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $4,429 for the year ended December 31, 2005, has been computed using straight line depreciation.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during the years ending in 2005 and 2004. The Company did not pay income taxes to its parent company during 2004. During 2005 the Company was refunded $14,159 in income tax benefits from its parent company.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $77 in 2005 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Marketable Securities

Marketable securities are securities that are carried at quoted market values and consist of the following:

	December 31, 2005	December 31, 2004
U. S. Government agency obligations, maturing after ten years	$ 64,084	$ 70,832
Certificate of Deposit, maturing within one year	67,000	69,000
Corporate debt obligations, maturing within one year	40,548	35,435
Total	$ 171,632	$ 175,267

Note 4 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2005	December 31, 2004
Furniture and office equipment	$ 55,085	$ 48,030
Less: Accumulated depreciation	36,541	34,866
Total	$ 18,544	$ 13,164

Note 5 - Income Taxes

The Company is included in the consolidated federal income tax return of its parent, American Trust & Savings Bank. Previously for book purposes, the Company computed its federal income tax by applying the statutory rates to all its taxable income. As of January 1, 2005, the Internal Revenue Service accepted the Company's election to be treated as a qualified subchapter S Subsidiary. As such the Company is not subject to regular income taxes but may be subject to built-in-gains taxes. Regular taxable income is passed through to the shareholders. Any built-in-gains taxes would be paid at the corporate level. An allocation of current and deferred income taxes for 2005 and 2004 is as follows:

	2005	2004
Current State	$ -	$ 378
Current Federal	(2,012)	(309)
Deferred State	-	1,887
Deferred Federal	-	6,909
	$ (2,012)	$ 8,865

Note 5 - Income Taxes (Continued)

The deferred tax liability consists of a potential built-in-gain related to cash surrender value of life insurance.

Note 6 – Profit Sharing Plan

The Company participates with its parent in a defined contribution profit-sharing plan. Company contributions to the plan, if any, are made for all eligible employees with at least one year of service. Contributions are at the discretion of the board of directors. Contributions of $4,009 and $5,062 were made in 2005 and 2004, respectively.

Note 7 – Related Party Transactions

American Trust Investment Services, Inc. paid $8,700 in 2005 and $8,700 in 2004 for the lease of operating facilities to American Trust & Savings Bank, the Company's 100% owner. Health insurance costs of $13,904 and $16,045 along with minor amounts for telephone expenses and miscellaneous payroll related benefits were also reimbursed to American Trust & Savings Bank in 2005 and 2004, respectively. American Trust & Savings Bank also maintained a brokerage account with the Company. Revenues generated from securities transactions with American Trust & Savings Bank totaled $8,136 and $16,982 in 2005 and 2004, respectively.

Note 8 - Concentrations of Credit Risk

The Company maintains cash balances at American Trust & Savings Bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 9 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $100,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2005, the Company had net capital of $489,017, which was $389,017 in excess of its required net capital of $100,000. The percentage of aggregate indebtedness to net capital was 3.1%.

Note 10 - Control Requirements

There are no amounts, as of December 31, 2005, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 11 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2005 unaudited Focus report and this report. The net effect on net capital was a increase of $14,942.

Net capital as reported on the unaudited Focus report of December 31, 2005	$	474,075
Decrease in nonallowable assets		2,757
Decrease in haircuts on securities		405
Increase in allowable credits for deferred tax liabilities		11,780
Net Capital as Audited	$	489,017

American Trust Investment Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2005

Net Capital	
Stockholder's equity	$ 517,199
Allowable credit - Deferred income taxes	11,780
Less nonallowable assets	(22,347)
Net capital before haircuts on security position	506,632
Haircuts on securities	(17,615)
Net capital	$ 489,017
Aggregate Indebtedness	$ 15,087
Net capital required based on aggregate indebtedness	$ 1,006
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 100,000
Excess Net Capital	$ 389,017
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 487,508
Percentage of Aggregate Indebtedness to Net Capital	3.1%

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
American Trust Investment Services, Inc.

In planning and performing our audit of the financial statements of American Trust Investment Services, Inc. for the years ended December 31, 2005 and December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because the Company has limited staff, complete segregation of duties is not possible. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Uhlenbrink, Lawrence & Pauchner

Indianapolis, Indiana
January 18, 2006